Exhibit 3.3

COMPANIES (JERSEY) LAW 1991

MEMORANDUM OF ASSOCIATION

Adopted by Special Resolution dated September 16, 2015

1	The name of the company is NOVOCURE LIMITED.

2	The company is a public company.

3	The company is a no par value company.

4	The share capital of the company is divided into an unlimited number of ordinary shares of no par value and an unlimited number of preferred shares of no par value (which preferred shares may be issued in such class or classes as the directors of the company may determine in accordance with the Articles of Association of the company).

5	The liability of any member arising from his holding of such a share is limited to the amount (if any) unpaid on it.